UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission file number 001-34886

Elster Group SE

(Translation of Registrant’s Name into English)

Frankenstrasse 362

45133 Essen

Germany

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

This Report on Form 6-K contains a press release of Elster Group SE dated May 4, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELSTER GROUP SE

By:	/s/ Rainer Beaujean
Name:	Rainer Beaujean
Title:	Managing Director and Chief Financial Officer

By:	/s/ Thomas Preute
Name:	Thomas Preute
Title:	Managing Director and Chief Legal Officer

Date: May 4, 2012

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Press release

Elster Reports 2012 First Quarter Results

—Order intake growth of 15.3 percent year-over-year—

—Contracted future revenues up 6.3 percent year-over-year—

—Water segment performance highlights solid quarterly results—

—EU Smart Grid momentum continues in 2012 with Iberdrola, E.ON UK wins—

ESSEN, Germany, May 4, 2012 – Elster Group SE (NYSE: ELT) today announced results for the first quarter ended March 31, 2012. First quarter 2012 highlights include:

•	Revenues $446.7 million, up 0.6 percent year-over-year (up 3.3 percent on a constant currency basis1)

•	Adjusted EBITDA[2] $63.1 million, adjusted EBITDA margin[2] 14.1 percent

•	Non-GAAP earnings per ADS $0.24[3]

•	Cash flows from operating activities $50.1 million, free cash flow[4] $36.8 million

•	Order intake $589.0 million during 1Q 2012, up 15.3 percent year-over-year

•	Order backlog $623.9 million, up 19.4 percent year-over-year

•	Contracted future revenues[5] $1.12 billion, up 6.3 percent year-over-year

“The first quarter of 2012 was another pleasing quarter for Elster with the operational growth we anticipated at the Group level, continued high-margin contributions from our gas business, electricity results in-line with our expectations and a nice revenue bounce-back with substantially improved profitability in water,” said Simon Beresford-Wylie, chief executive officer of Elster.

“Our significant increase in backlog and continued momentum in the EU and in new growth markets, including Brazil, reinforce the confidence we have in our overall expectations for Elster’s business in 2012 ,” Beresford-Wylie added.

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Elster’s first quarter 2012 (1Q 2012) revenues were $446.7 million, up $2.8 million, or 0.6 percent, over the first quarter 2011 (1Q 2011), and up 3.3 percent on a constant currency basis. Growth in our water and gas segments outweighed weaker performance in the electricity segment.

Elster recorded adjusted EBITDA of $63.1 million in 1Q 2012, up 1.4 percent compared to 1Q 2011. Adjusted EBITDA margin of 14.1 percent was in line with prior year results. 1Q 2012 non-GAAP net income attributable to Elster Group SE3 was $27.1 million, or $0.24 per ADS compared to $29.0 million, or $0.26 per ADS, in 1Q 2011. The decrease is impacted by the level of unrealized gains on interest rate swap agreements of $6.4 million in 1Q 2011 compared to unrealized gains of $1.4 million in 1Q 2012.

1Q 2012 gross margin, net of charges related to the reinvestment program (see Operational Excellence Program Update below for details), was 32.4 percent compared to 33.0 percent in 1Q 2011. The decrease was attributable to less favorable product mix in our gas segment and to reduced volumes in our electricity segment.

Total operating expenses, net of charges related to the reinvestment program, decreased by $2.2 million, or 2.1 percent, to $103.6 million in 1Q 2012, down from $105.8 million in 1Q 2011. The decrease was driven by a reduction in both general and administrative expenses and research and development investment.

Elster Segment Results

Gas

Gas revenues in 1Q 2012 of $258.5 million reflect a 1.1 percent increase versus 1Q 2011. On a constant currency basis, revenues increased by 4.0 percent. Segment profit of $63.3 million was 2.3 percent lower compared to 1Q 2011 as segment profit margin6 decreased to 24.5 percent from 25.3 percent year-over-year.

The increase in gas segment revenues was driven by improved demand across the commercial, industrial and residential sectors for the gas utilization product portfolio and solid metering demand across geographies. Both North America and international metering markets contributed to the growth on a constant currency basis. The segment profit decrease mainly was attributable to product mix and currency effects.

Electricity

1Q 2012 electricity revenues were $95.9 million, a decrease of 3.5 percent versus 1Q 2011. On a constant currency basis, revenues declined by $1.4 million, or 1.3 percent. Segment profit of $2.3 million declined 37.8 percent compared to 1Q 2011. Segment profit margin declined to 2.4 percent from 3.7 percent year-over-year.

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Solid Latin America and Middle East and North Africa performance was offset by slight decreases in Oceania and Europe. North America produced flat results compared to 1Q 2011, as several small- and mid-sized projects, which began in late 2011 and early 2012, have not yet generated significant revenues. 1Q 2012 electricity profitability primarily was impacted by lower sales volume.

Water

Water revenues in 1Q 2012 of $97.8 million reflect a 1.5 percent increase versus 1Q 2011. On a constant currency basis, water revenues grew by 4.1 percent. Water segment profit of $8.4 million increased by 16.7 percent compared to 1Q 2011. Water segment profit margin increased to 8.6 percent from 7.5 percent year-over-year.

The increase in water segment revenues was attributable to ongoing projects in Oceania, solid Latin American results, and a slight improvement in the North American, Middle Eastern and North African markets. This was offset slightly by weakness in specific Western European markets, as utility investments for residential Smart Meter products slowed. The segment profit increase was attributable to higher revenues, favorable product mix, cost controls, and reduced raw materials pricing pressure.

Operational Excellence Program Update

In 1Q 2012, Elster’s Administrative Board authorized a reinvestment program with planned actions that include consolidating operations and sites, mainly in North America and Europe, relocating certain product-lines to other existing Elster operations, increasing the mix of production in low-cost countries and improving the financial performance of our water business. The planned consolidation of operations includes the closure of four major facilities and a reduction in the number of our small- and mid-sized facilities. In addition, the program includes the consolidation of some administrative functions, particularly across finance, procurement and human resources. The program commenced in the first quarter of 2012 and is expected to continue through 2014. As previously announced, Elster estimates the total cost for the program to be in the range of $40 million to $60 million. The majority of the estimated cost is severance charges in the water and gas segments.

A summary of the reinvestment program cost by segment for the three months ended March 31, 2012 is as follows:

(unaudited, in millions)	Gas	Electricity	Water	Total
Employee severance	$6.7	$0.7	$8.3	$15.7
Retention bonuses	0.0	0.0	0.1	0.1
Asset impairment	0.0	0.0	0.1	0.1
Inventory write-down	0.0	0.0	0.7	0.7
Other program cost	0.0	0.1	3.0	3.0
Total reinvestment program cost	$6.7	$0.9	$12.3	$19.8

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The charges for the reinvestment program are recognized in the following captions of the statement of operations for the three months ended March 31, 2012:

Three months ended March 31,
(unaudited, in millions)	2012
Cost of sales	$13.6
Selling expenses	2.2
General and administrative expenses	2.8
Research and development expenses	1.2
Total	$19.8

[1]	Constant currency rates: Calculated by translating the results from entities that have functional currencies other than U.S. dollars into dollars using the exchange rates of the prior year.

[2]	A reconciliation of Adjusted EBITDA, a non-GAAP measure, to net income is available at the end of this press release. Adjusted EBITDA margin is consolidated adjusted EBITDA as a percentage of consolidated revenue.

[3]	A reconciliation of non-GAAP net income attributable to Elster Group SE to net income is available at the end of this press release.

[4]	A reconciliation of free cash flow, a non-GAAP measure, to cash flows from operating activities is available at the end of this press release.

[5]	Elster defines contracted future revenues as total order backlog plus additional contract revenues under awarded contracts with an initial value of $500,000 or more. Additional contract revenues represent contracted deliverables for which orders have not yet been placed. Elster cannot predict how many purchase orders ultimately will be placed under these awarded contracts.

[6]	Segment profit margin is segment profit as a percentage of segment revenues.

Figures presented in this press release in tabular format may not add up to the total or percentages presented due to rounding.

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Conference Call and Webcast

Company management will webcast a conference call at 8:00 a.m. ET on Friday, May 4, 2012 on the company's website. To access the live webcast, please log on to the investors section of the company's website at http://investors.elster.com. Analysts and institutional investors may participate in the conference call by dialing +1-612-332-0342 and using confirmation number 245536.

Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through Friday, May 18, 2012. Domestic callers can access the replay by dialing +1-800-475-6701, and international callers can access the replay by dialing +1-320-365-3844 and using confirmation number 245536.

About Elster

Elster (NYSE: ELT) is one of the world's largest electricity, gas and water measurement and control providers. Its offerings include distribution monitoring and control, advanced smart metering, demand response, networking and software solutions, and numerous related communications and services - key components for enabling consumer choice, operational efficiency and conservation. Its products and solutions are widely used by utilities in the traditional and emerging Smart Grid markets.

Elster has one of the most extensive installed revenue measurement bases in the world, with more than 200 million metering devices deployed over the course of the last 10 years. It sells its products and services in more than 130 countries across electricity, gas, water and multi-utility applications for residential, commercial and industrial, and transmission and distribution applications. For more information about Elster, please visit www.elster.com and follow us on Twitter at www.elster.com/twitter.

Contacts
Media and Investors:	Investors:
John Bluth	Ronald Botoff
+1-919-250-5425	+1-919-212-4857
john.bluth@elster.com	ron.botoff@elster.com

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Elster Group SE

Condensed Consolidated Statement of Operations

and Comprehensive Income

	Three Months Ended March 31,
(unaudited, in millions, except per share data)	2012	2011
Revenues	$446.7	$443.9
Cost of revenues	-315.7	-297.4
Gross profit	$131.0	$146.5

Operating expenses
Selling expenses	-46.5	-44.1
General and administrative expenses	-36.7	-37.1
Research and development expenses	-24.9	-26.2
Other operating income (expenses), net	-1.7	1.6
Operating income	$21.2	$40.7

Non-operating expenses
Interest expense, net	-9.3	-6.9
Other income, net	1.7	1.1
Total non-operating expenses	$-7.6	$-5.8
Income before income tax	$13.7	$34.9
Income tax expense	-4.3	-10.0
Net income	$9.3	$24.9
Net income attributable to noncontrolling interests	1.1	1.0
Net income attributable to Elster Group SE	$8.3	$23.9

Total other comprehensive income	$13.6	$21.6

Comprehensive income	$23.0	$46.5

Weighted average shares outstanding
Basic	28,220,041	28,220,041
Diluted	28,227,573	28,239,033
Weighted average ADS outstanding
Basic	112,880,164	112,880,164
Diluted	112,910,292	112,956,132

Basic income per share	$0.29	$0.85
Diluted income per share	$0.29	$0.85

Basic income per ADS	$0.07	$0.21
Diluted income per ADS	$0.07	$0.21

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Elster Group SE

Condensed Consolidated Balance Sheets

	March 31,	December 31,
	2012	2011
	(unaudited)
(in millions)
Assets
Current assets
Cash and cash equivalents	$82.8	$84.0
Accounts receivable	290.0	290.0
Inventories	180.0	163.1
Other current assets	85.7	76.2
Total current assets	$638.5	$613.3

Noncurrent assets
Property, plant and equipment, net	203.9	196.6
Other intangible assets, net	169.5	175.4
Goodwill	936.7	919.1
Other noncurrent assets	74.2	67.0
Total noncurrent assets	$1,384.3	$1,358.1
Total assets	$2,022.7	$1,971.3

Liabilities and equity
Current liabilities
Pension and other long-term employee benefits, current portion	$13.4	$13.5
Payroll, bonuses and related accruals	60.4	55.1
Short-term debt and current portion of long-term debt	7.3	6.1
Accounts payable	213.4	203.1
Warranties, current portion	24.5	24.6
Deferred tax liabilities	7.6	7.0
Other current liabilities	173.8	144.0
Total current liabilities	$500.5	$453.5

Noncurrent liabilities
Pension and other long-term employee benefits, less current portion	152.9	149.6
Payroll, bonuses and related accruals	1.5	1.4
Long-term debt, less current portion	545.7	573.6
Warranties, less current portion	5.1	5.1
Deferred tax liabilities	55.3	51.0
Other noncurrent liabilities	20.2	18.8
Total noncurrent liabilities	$780.6	$799.6
Total liabilities	$1,281.0	$1,253.1

Equity
Total equity attributable to Elster Group SE	728.1	706.0
Noncontrolling interests	13.6	12.2
Total equity	$741.7	$718.2
Total liabilities and equity	$2,022.7	$1,971.3

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Elster Group SE

Condensed Consolidated Statements of Cash Flows

	Three Months Ended March 31,
(unaudited, in millions)	2012	2011
Cash flows from operating activities	$50.1	$47.2

Cash flows from investing activities
Purchases of property, plant and equipment and intangible assets	-13.3	-10.9
Proceeds from disposals of property, plant and equipment and intangible assets	0.6	0.8
Net cash flow used in investing activities	$-12.7	$-10.1

Cash flows from financing activities
Proceeds from bank borrowings	22.0	7.4
Repayment of bank borrowings	-63.1	0.0
Repayment of capital lease obligations	0.0	-0.3
Dividends to noncontrolling interests	0.0	-6.3
Net cash flow from (used in) financing activities	$-41.1	$0.8

Net increase (decrease) in cash and cash equivalents	$-3.8	$37.9
Effect of exchange rate fluctuations on cash held	2.6	12.5
Cash and cash equivalents at January 1	84.0	216.3
Cash and cash equivalents at March 31	$82.8	$266.8

Income taxes paid	3.2	5.9
Interest paid	1.5	4.2

Elster Group SE

Segment Information

	Gas		Electricity		Water
	Three Months Ended March 31,
(unaudited, in millions)	2012	2011	2012	2011	2012	2011
Total revenues	$258.5	$255.7	$95.9	$99.4	$97.8	$96.4
thereof to external customers	258.1	255.3	92.4	95.1	96.2	93.5
thereof to other segments	0.4	0.5	3.5	4.4	1.5	2.9
Segment profit	$63.3	$64.8	$2.3	$3.7	$8.4	$7.2

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Elster Group SE

Reconciliations of Non-GAAP Financial Measures

In addition to figures prepared in accordance with U.S. GAAP, Elster presents non-GAAP financial measures, such as adjusted EBITDA, non-GAAP net income attributable to Elster Group SE, and free cash flow, in this press release. These non-GAAP measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with U.S. GAAP. Non-GAAP financial measures are not subject to U.S. GAAP or any other generally accepted accounting principles. Other companies may define these non-GAAP financial measures in different ways. Elster has included a reconciliation of the non-GAAP measures in this document to GAAP measures below.

Reconciliation of Adjusted EBITDA to Net Income

	Three Months Ended March 31,
		% of		% of
(unaudited, in millions)	2012	revenues	2011	revenues
Net income	$9.3	2.1%	$24.9	5.6%
Income tax expense	4.3		10.0
Interest expense, net	9.3		6.9
Amortization of purchase accounting intangible assets	6.7		7.6
Other amortization	2.8		2.9
Depreciation	9.9		10.2
Previous period employee termination and exit costs	0.0		0.1
Other management adjustments	0.9		0.0
Reinvestment program cost	19.8		0.0
IT project costs	0.0		0.3
Business process reengineering and reorganization costs	0.0		0.8
Foreign currency exchange effects	0.0		-1.5
Adjusted EBITDA	$63.1	14.1%	$62.2	14.0%

Reconciliation of Free Cash Flow to Cash Flows from Operating Activities

	Three Months Ended March 31,
(unaudited, in millions)	2012	2011
Cash flows from operating activities	$50.1	$47.2
Purchases of property, plant and equipment and intangible assets	-13.3	-10.9
Free cash flow	$36.8	$36.3

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Reconciliation of Non-GAAP Net Income attributable to Elster Group SE to Net Income

	Three Months Ended March 31,
(unaudited, in millions)	2012	2011
Net income	$9.3	$24.9
Net income attributable to noncontrolling interests	1.1	1.0
Net income attributable to Elster Group SE	$8.3	$23.9
Reinvestment program cost	19.8	0.0
Other management adjustments	0.9	0.0
Amortization of purchase accounting intangible assets	6.7	7.6
Less: income taxes on items above	-8.7	-2.5
Non-GAAP net income attributable to Elster Group SE	$27.1	$29.0

Weighted average ADS outstanding
Basic	112,880,164	112,880,164
Diluted	112,910,292	112,956,132

Basic Non-GAAP net income attributable to Elster Group SE per ADS	$0.24	$0.26
Diluted Non-GAAP net income attributable to Elster Group SE per ADS	$0.24	$0.26

This press release contains forward-looking statements. Elster may also make written or oral forward-looking statements in its reports filed with or furnished to the Securities and Exchange Commission on Forms 20-F and 6-K, in its offering prospectuses, in press releases and other written materials and in oral statements made by Administrative Board members, managing directors or employees to third parties. Statements that are not historical facts, including statements about Elster’s beliefs and expectations, are forward-looking statements and include generally any information that relates to expectations for revenue or earnings per ADS or other performance measures. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “thinks,” “estimates,” “seeks,” “predicts,” “views,” “potential” and similar expressions. These statements are based on current plans, estimates, assumptions and projections. Forward-looking statements speak only as of the date they are made, and Elster undertakes no obligation to publicly update any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties, and therefore readers should not place undue reliance on them. Elster cautions you that a number of important factors could cause actual results to differ materially from those expressed in any forward-looking statement. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Elster’s control, including those described in the sections “Special Note Regarding Forward-Looking Statements” and “Risk Factors” of the Annual Report on Form 20-F dated March 2, 2012 filed with the U.S. Securities and Exchange Commission. Important factors that could cause actual results to differ materially from those in the forward-looking statements include: negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, including the effects on Elster’s utility customers and prospective customers, which may move more deliberately, delaying or postponing projects, as well as the effects on Elster’s ability to raise capital to refinance its indebtedness; growth expectations for Elster’s industry; the extent of the revenues Elster derives from sales to the utility industry; the transition to more advanced technology in the industry, including increasing competition from industries Elster previously viewed as distinct from Elster’s; Elster’s ability to develop new products and technologies and the extent of the revenues Elster derives from Smart Grid technology; possible changes in current and proposed legislation, regulations and governmental policies, including with respect to radio frequency licensing and certification requirements; success in implementing Elster’s reinvestment program; the fluctuations of Elster’s operating results due to the effect of exchange rates; volatility in the prices for, and availability of, components, raw materials and energy used in Elster’s businesses, including as a result of disruptions to the supply chain resulting from the earthquake and tsunami in Japan earlier in 2011 and the flooding in Thailand in fall 2011; Elster’s ability to manage its outsourcing arrangements; strategic actions, including acquisitions, joint ventures and dispositions; or other factors.

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